Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Summary of information provided by Ultrapar Participações S.A. to the São Paulo Stock Exchange on January 29 and 30, 2009

On January 29 and 30, 2009, Ultrapar Participações S.A. ("Ultrapar") provided additional information to the São Paulo Stock Exchange ("Bovespa") concerning the issuance of shares by its wholly-owned subsidiary Refinaria de Petróleo Riograndense S.A. (“RPR”) to be subscribed by third parties.

The information provided to Bovespa clarifies, among other things, that:

(i) RPR’s capital increase consists of the issuance of 15,000,000 new shares, of which 5,058,651 are common shares and 9,941,349 are preferred shares, all nominative, with no par value, at a subscription price of R$1.00 per common share and R$1.00 per preferred share, which will increase RPR's capital stock from R$296,000.00 to R$15,296,000.00;

(ii) in connection with the capital increase of RPR, Ultrapar is required, under Brazilian corporate laws, to offer preemptive rights to the shareholders of Ultrapar solely in Brazil, pursuant to which they will be entitled to subscribe to RPR's shares on a pro rata basis; and

(iii) the record date for the exercise of such preemptive rights has been changed from January 27, 2009 to February 11, 2009.

THIS SUMMARY CONSTITUTES A BRIEF DESCRIPTION OF INFORMATION THAT HAS BEEN FILED WITH THE BRAZILIAN STOCK EXCHANGE AND/OR HAS BEEN PUBLISHED IN BRAZIL AND HAS BEEN FURNISHED TO THE SECURITIES EXCHANGE COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 13A-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

THE RIGHTS TO SUBSCRIBE FOR COMMON OR PREFERRED SHARES OF RPR AND ANY COMMON OR PREFERRED SHARES OF RPR ISSUED AS A RESULT OF THE EXERCISE OF SUCH RIGHTS (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED, OR EXEMPT FROM, OR NOT SUBJECT TO REGISTRATION UNDER THE SECURITIES ACT.

THIS SUMMARY DOES NOT CONSTITUTE AN OFFER OF SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THE SECURITIES, IN THE UNITED STATES. NEITHER THIS INFORMATION NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES OR DISTRIBUTED OR DISSEMINATED IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF THE U.S. SECURITIES LAWS.  THE DISTRIBUTION OF THIS DOCUMENT IN OTHER JURISDICTIONS MAY ALSO BE

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RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 2, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Bovespa Summary)